UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE CLOROX COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

1890541090
(CUSIP Number of Class of Securities) (Underlying Common Stock)

Laura Stein, Esq.
Senior Vice President — General Counsel and Secretary
The Clorox Company
1221 Broadway
Oakland, California 94612-1888
(510) 271-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Linda Griggs, Esq.
Zaitun Poonja, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,293,465.92	$1,529.40
*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 817,704 shares of common stock of The Clorox Company will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by The Clorox Company with the Securities and Exchange Commission on September 8, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on September 21, 2006, relating to an offer by Clorox to amend certain outstanding options upon the terms and subject to the conditions set forth in (i) the Offer to Amend, dated September 8, 2006 (the “Offer to Amend”); (ii) the Letter of Transmittal; (iii) the Withdrawal Form; and (iv) the Form of Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus (together, the “Offer Documents”). The Offer Documents were previously filed with the Schedule TO as exhibits (a)(1), (a)(3), (a)(4) and (a)(7). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information.
     Section 11 of the Offer to Amend, entitled “Information Concerning Clorox,” is hereby amended by adding after the final paragraph the following information:
     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended
	June 30,
	2006	2005
Ratio of earnings to fixed charges	6	10

ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended to attach Exhibit (a)(12) as set forth below.
(a)(12) Statement re: Computation of Ratio of Earnings to Fixed Charges
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

The Clorox Company
By:	/s/ Laura Stein
Laura Stein
Senior Vice President – General Counsel and Secretary

Date: September 27, 2006

Exhibit Index
(a)(12) Statement re: Computation of Ratio of Earnings to Fixed Charges